Affiliated Computer Services, Inc.
2828 N. Haskell
Dallas, Texas 75204
October 18, 2005
Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Affiliated Computer Services, Inc. (“ACS”)
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 13, 2005
Form 8-K Filed August 4, 2005
File No. 1-12665
Dear Mr. Skinner:
     The following sets forth our responses to the comments of the Staff of the Division of Corporation Finance in your letter dated October 3, 2005 with respect to above referenced filings. The following is our response, which includes the numbered comment of the Staff in italics, with our response following the comment.

Form 10-K for Fiscal Year Ended June 30, 2005
Consolidated Financial Statements
Consolidated Statements of Income, page 46
1.	Please tell us how you considered presenting costs that correspond to your revenues separately. See Rule 5-03(2) of Regulation S-X.
Response:
We are aware of and have considered the general requirement of Rule 5-03(2) of Regulation S-X to report costs and expenses using a “by function” presentation. We considered the following factors in our conclusion that our “by nature” presentation provides a more meaningful presentation to the users of our financial statements and enhances the transparency of our reported results.

•	Diversity of presentation among registrants in our industry

•	Consistent presentation since we became a public company in 1994

•	Greater transparency into our results — avoids broad categorization of costs

•	Single source of revenue and expenses — services

•	Market analysts focus on operating income versus gross profit

•	Presentation is consistent with our internal reporting and management information

•	Provides view of operations “through management’s eyes”
While Rule 5-03(2) of Regulation S-X generally requires an income statement presentation with costs and expenses classified and reported by “function” (cost of services, selling expenses, and general and administrative expenses, etc.), we note some registrants in our industry report by “nature” (salaries and wages, services and supplies, rent and maintenance, depreciation and amortization, etc.). Our income statement presentation, which we have consistently followed since becoming a public company in 1994, uses a “by nature” presentation because we believe it provides greater transparency and provides users of this financial information with a view of operations through management’s eyes. The income statement presents a caption entitled operating income, which is most frequently used by management and the analyst community to evaluate our results of operations.
We are a provider of information technology (IT) and business process outsourcing (BPO) services to both commercial and government clients under long-term contracts. We report a single category of revenue in our income statement under the caption “revenues.” As an IT and BPO company, our services range from providing mainframe, midrange, desktop and network solutions to the outsourcing of administrative functions such as human resources, finance and accounting, customer care and payment services. The cost of these services typically include, but are not limited to, labor costs, hardware and software costs, telecommunications, facility costs and sub-contractor costs. We believe following a “functional” presentation of costs and expenses in our income statement would result in limited financial information, as the costs to deliver our services account for the vast majority of our expenses, and a “by function” presentation would eliminate what we believe is useful information for investors. For example, our corporate overhead expenses disclosed in our segment information in Footnote 20 to our financial statements on Form 10-K represents only 1.3% of our consolidated revenues for fiscal year 2005. By disclosing the “nature” of our costs, we believe we are providing a greater level of transparency and information than what is required by Rule 5-03(2) of Regulation S-X. The users of our financial statements receive more detailed information on our costs and the trend of those costs relative to our growth. Further, we provide a detailed analysis of these individual cost captions in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We consider all of our expenses, with the exception of interest and certain non-operating expenses, as operating expenses. Rule 5-03(2) of Regulation S-X requires costs and expenses related to each category of revenue to be presented separately. Since our business generates only one category of revenue — service revenues — we believe we have complied with this requirement, as all of our costs and expenses relate to our single category of revenue. As a result, we believe we have complied with the spirit and intent of Rule 5-03(2) of Regulation S-X, and moreover, have provided investors with a view of our operations “through management’s eyes.”
As further indicated in our response to Question 2 below, reporting results of operations “by function” versus “by nature” allows a measure of gross profit to be derived. We have noted a diversity of income statement presentation by registrants in our industry. Notwithstanding this diversity of income statement format, registrants in our industry report a measure of operating income, and market analysts and investors primarily use operating income to compare and analyze results of operations among participants in our industry. Therefore, a measure of gross profit is only secondarily meaningful compared to operating income.
We also note registrants that follow a “functional” classification of costs in their income statements frequently report costs other than costs of sales/services in broad categories, such as selling, or general and administrative expenses. Our “by nature” presentation provides additional transparency we believe investors desire.
We recognize that investors put a significant amount of emphasis on the income statement. Accordingly, we believe our income statement presentation allows a meaningful analysis of our results of operations and eliminates significant potential for misunderstanding. Our presentation enhances an investor’s understanding of the cost elements of our business and, together with our analysis of our various cost captions in our Management’s Discussion and Analysis of Financial Condition and Results of Operations, provides enhanced disclosure. Also, since we measure and monitor our operations, and reward our management based on this same format, we believe our presentation allows investors to view our results of operations “through management’s eyes.” Accordingly, we respectfully request that the Staff not object to our continued presentation of our present income statement format, which we believe enhances an investor’s understanding, and increases transparency.

Form 10-K for Fiscal Year Ended June 30, 2005
Consolidated Financial Statements
Note 22. Quarterly Results of Operations (unaudited), page 79
2.	Please explain why you do not disclose gross profit as required by Item 302(a)(1) of Regulation S-K.
Response:
The guidance in Question 2 to Staff Accounting Bulletins — Topic 6.G permits a presentation that is most meaningful in particular circumstances for companies in specialized industries, and we believe that guidance supports our presentation of “operating income” in lieu of “gross profit.”

We manage and measure our operations, and reward our management, based on our operating income, measured at the contract level up to and including the consolidated level. Our financial systems and management information is designed and mapped to capture operating results in this format.
An income statement presentation in accordance with Rule 5-03(2) of Regulation S-X allows a gross profit metric to be derived for presentation in the quarterly information, even if not separately stated on the income statement. However, we note diversity in presentation of the quarterly information required by Item 302(a)(1) of Regulation S-K among registrants in our industry where some of our competitors report an operating income metric instead of a gross profit metric. Operating income, rather than gross profit, is a widely followed metric in our industry, and substantially all of our market analysts measure results and compare companies using operating income rather than gross profit. Accordingly, for the reasons discussed above, and also considering the factors in our response to Question 1, we believe that operating income is a more meaningful disclosure than gross profit, and we respectfully request that the Staff not object to our continued presentation in this manner.

Form 8-K Filed August 4, 2005
3.	Please explain to us how you have complied with Item 10(e)(1)(i)(A) through (D) of Regulation S-K as it relates to the “Key Highlights” information that you provided regarding your fourth quarter and fiscal year. Specifically address how you have complied with each requirement of Item 10(e)(1)(i) for each non-GAAP measure presented including, but not limited to, adjusted cash flow from operations and your free cash flow measure that appears to be adjusted beyond that which is defined within your narrative disclosures regarding non-GAAP financial information.
Response:
The following response describes how we complied with the requirements of Item 10(e)(1)(i)(A) through (D) of Regulation S-K (Instruction 2 to Item 2.02 of Form 8-K) for the non-GAAP financial measures disclosed in the “Key Highlights” section of our press release furnished on Form 8-K filed August 4, 2005. We understand the importance of presenting non-GAAP financial measures in a format that is useful to the investor and easily understood. As a result, in our prior filings and releases, we have consistently strived to provide relevant disclosures necessary to a clear understanding of the non-GAAP measures that we use (as described in detail below). However, we have not uniformly presented the relevant textually explained information in a tabular format. Accordingly, in order to enhance the clarity of our existing disclosure methodology, prospectively we will present in a tabular format the reconciliation of all non-GAAP financial measures disclosed in our press releases to the most directly comparable financial measure calculated in accordance with GAAP.
We included the following non-GAAP financial measures in our “Key Highlights” sections of our August 4, 2005 press release reporting our results of operations for the quarter and fiscal year ending June 30, 2005: internal revenue growth; free cash flow; adjusted free cash flow; adjusted cash flow from operations; and adjusted diluted earnings per share.
Internal Revenue Growth
 We provided a tabular presentation of the calculations of internal revenue growth for our fourth quarter and fiscal year ended June 30, 2005 in Note 1 to the Consolidated Statements of Income included in the press release. This tabular presentation reconciled revenues reported in the Consolidated Statements of Income to total revenue growth and internal revenue growth amounts presented in the “Key Highlights” sections of the press release. We disclosed textually the methodology we use to calculate the measure of internal revenue growth, and the reason we believe the measure is useful to management and investors in the “Use of Non-GAAP Financial Information” section of the press release. We believe we have complied with the requirements of Item 10(e)(1)(i)(A) — (D) in our presentation of internal revenue growth. We also satisfied the requirement of Item 10(e)(1)(i)(C) by including such disclosure in our most recent annual report on Form 10-K for the period ending June 30, 2004, as well as our most recent quarterly report on Form 10-Q for the period ending March 31, 2005.
Free Cash Flow
 While we did not present our non-GAAP measure of free cash flow in a tabular reconciliation format, we presented in a textual format within the document and within proximity to each other, the amount of the non-GAAP measure and all adjustments to the most directly comparable GAAP measure, or net cash from operating activities. We note the requirement in Item 10(e)(1)(i)(B) that the reconciliation may be by schedule or “other clearly understandable method.” We believe our textual discussion is clearly understandable due to the small number of adjustments to the GAAP measure that are necessary to derive the non-GAAP measure. We believe a “clearly understandable method” provides investors the relevant information and components necessary to perform the calculations. Our press release included prominent disclosure that our results for the periods, including the amounts and metrics discussed in our “Key Highlights” section, would be discussed by management on a telephonic conference call, and the reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measure would be provided on the Investor Relations page of our website, and refer the reader thereto. We disclosed textually the methodology we use to calculate free cash flow, and the reasons we believe the measure is useful to management and investors in the “Use of Non-GAAP Financial Information” section of the press release. Our measure of free cash flow is measured as net cash from operating activities less capital expenditures and additions to other intangible assets, all GAAP measures that are reported directly in our Consolidated Statements of Cash Flows. We provided the amount of capital expenditures and additions to other intangible assets for both the fourth quarter and fiscal year in the “Key Highlights” sections of the press release, thereby providing adequate information that permits the investor to calculate net cash provided by operating activities, the most directly comparable GAAP financial measure. We also satisfied the requirement of Item 10(e)(1)(i)(C) by including such disclosure in our most recent annual report on Form 10-K for the period ending June 30, 2004, as well as our most recent quarterly report on Form 10-Q for the period ending March 31, 2005.
Adjusted Free Cash Flow and Adjusted Cash Flow from Operations
From time to time, we may further adjust our non-GAAP measure of free cash flow beyond our “traditional” measure to present the impact of certain transactions or events that we expect to be infrequently occurring, so that investors can evaluate, and separate, the impact of these events. In our fourth quarter, we had certain events occur which we believed required such an adjustment to our traditional non-GAAP measure. Our narrative disclosure under “Use of Non-GAAP Financial Information” indicated that these “adjusted” measures were provided. While we did not disclose in that location of our press release the specific nature of the adjustments, we did provide such specificity in our discussion in the “Key Highlights” section. We use the “Use of Non-GAAP Financial Information” section of our press release to describe our non-GAAP measures in general terms, and to alert the reader when we may have presented a measure that is further adjusted beyond that which we traditionally report. We then provide the specificity of such adjustments in the body of our press release. We believe that this methodology is a reasonable approach and provides the reader with sufficient information and clarity.
In the fourth quarter of fiscal year 2005, we recognized a net benefit to net cash from operating activities of approximately $57 million resulting from certain factors related to our acquisition of the human resources consulting and outsourcing business of Mellon Financial Corporation. We disclosed these factors in the “Key Highlights” section of our press release, together with a discussion of the nature of those factors. The textual disclosure of the adjustments necessary to derive our measure of adjusted cash flow from operations and adjusted free cash flow allows the reader to calculate net cash from operating activities, the most directly comparable GAAP financial measure. As discussed in the “Use of Non-GAAP Financial Information” section, we believe that the adjustment for the infrequently occurring impact related to these factors is necessary to allow investors to evaluate their impact on our reported cash flow metrics and allows the investor to analyze our performance in the same manner as management. We believe we have complied with Item 10(e)(1)(i)(A) — (D) in our presentation of these adjusted cash flow measures, and we believe the information is presented in a clearly understandable method.
Adjusted Diluted Earnings Per Share
While we did not present our non-GAAP measure of adjusted earnings per share in a tabular reconciliation format, we presented in a textual format within the document the reported GAAP diluted earnings per share measure and all adjustments to the GAAP measure to derive the adjusted non-GAAP measure. We note the requirement in Item 10(e)(1)(i)(B) that the reconciliation may be by schedule or “other clearly understandable method.” The disclosure in the textual discussion, within proximity of each other, of the reported GAAP measure and the adjustments thereto to derive the non-GAAP measure satisfies this clearly understandable requirement. We disclosed textually the methodology we use to calculate adjusted earnings per share, and the reasons we believe the measure is useful to management and investors in the “Use of Non-GAAP Financial Information” section of the press release. In addition, our press release included prominent disclosure that our results for the periods, including the amounts and metrics discussed in our “Key Highlights” sections, would be discussed by management on a telephonic conference call, and the reconciliations of the non-GAAP financial measure to the most directly comparable GAAP financial measure would be provided on the Investor Relations page of our website, and refer the reader thereto.

In connection with our response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, Affiliated Computer Services, Inc.
/s/ Warren D. Edwards
Warren D. Edwards
Executive Vice President and Chief Financial Officer